

December 6, 2013

Via E-mail
Mr. Roger S. Manny
Chief Financial Officer
Range Resources Corporation
100 Throckmorton, Suite 1200
Fort Worth, Texas 76102

> **Re:** **Range Resources Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 27, 2013**
> **Response Letter Dated October 2, 2013**
> **File No. 1-12209**

Dear Mr. Manny:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Note 11 - Derivative Activities, page F-25

Derivative Fair Value Income, page F-26

1. We note your response to prior comment number 1 from our letter dated September 19, 2013. Please identify the specific provisions of the relevant authoritative literature that support the separate disclosure of realized and unrealized gains / losses on derivative instruments for which hedge accounting is not applied. As part of your response, explain to us why the measure of unrealized gains / losses that you have presented is an amount calculated in accordance with U.S. GAAP. In connection with this, explain how you have taken into consideration the fact that the line item "Change in fair value of derivatives that do not qualify for hedge accounting" includes both changes attributable

to the current period on derivative instruments held at period end and the reversal of previously recognized gains / losses on derivative instruments settled during the period.

2.   In view of our question regarding the support under GAAP for your separate presentation of realized and unrealized gains and losses, explain to us your basis for concluding the following presentations are appropriate:

- The line item "Mark-to-market on natural gas and oil derivatives not designated as hedges (gain) loss" in your consolidated statements of cash flows;

- Disaggregated presentation of realized and unrealized gains / losses in the notes to your consolidated financial statements;

- Separate presentation and discussion of realized and unrealized gains / losses on derivatives in tabular information provided in your MD&A; and,

- The line item "Change in mark-to-market on unrealized derivatives gain (loss)" in the non-GAAP measures presented in your Form 8-K filed February 27, 2013.

As part of your response to these points, explain to us why you believe presentations based solely on total net GAAP gain or loss and/or total net proceeds, as may be relevant to the circumstances of a particular presentation, would not be preferable.

Form 8-K filed February 27, 2013

3.   The highlight section of the material provided in Exhibit 99.1 includes a presentation of non-GAAP cash flow per share. Please note that non-GAAP liquidity measures, such as cash flow, should not be presented on a per share basis in documents filed or furnished with the Commission, consistent with Accounting Series Release No. 142. See Compliance and Disclosure Interpretation 102.05

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant